

Sanjai Murali · 3rd

Founder and CEO, JOGO Health

New York City Metropolitan Area ·

Contact info

500+ connections

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 **JOGO Health Inc.**

 **Florida Atlantic University**

Experience



Founder & CEO

JOGO Health Inc.

2016 – Present · 5 yrs

Bridgewater, NJ, USA

JOGO Health is an evidence driven prescription digital therapeutic (PDT) company that developed JOGO-Gx, FDA 510K exempt device, for indications such as incontinence(urinary and fecal), chronic pain, including pain in cancer patients, and stroke.

JOGO helps enhance rewiring of the Central Nervous System (CNS) to improve voluntary control of muscles that ...see more

Founder and CEO

Neural Therapeutics

2010 – 2016 · 6 yrs

Somerset, NJ, USA

Product development, IP portfolio creation leveraging body of research. Created clinical partnerships to develop clinical evidence to position company as prescription digital therapeutic for neuromuscular conditions.



Velankani
4 yrs 1 mo

VP - Sales
Jan 2007 – Jan 2009 · 2 yrs 1 mo

Exec. Director - Sales
Jan 2005 – Dec 2006 · 2 yrs

Education



Florida Atlantic University
M.S., Computer Engineering
1991 – 1993



Annamalai University
B.E., Electrical Engineering
1985 – 1989
Activities and Societies: IEEE - Student Chapter

Skills & endorsements

Business Development · 33

 Endorsed by **4 of Sanjai's colleagues at Velankani Software Private Limited**

Management · 17

 Endorsed by **2 of Sanjai's colleagues at Velankani Software Private Limited**

Product Management · 15

 Endorsed by **2 of Sanjai's colleagues at Velankani Software Private**
VCTI Limited

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Recommendations

Received (1)   Given (6)



Chuck Harris
B2B Marketing
Executive, SaaS,
Cloud-Based
Solutions.
Branding,
Messaging, and
Sales
Enablement.

June 29, 2009,
Chuck worked with
Sanjai but at
different
companies

"I had the pleasure of working with Sanjai while running marketing and business development at CopperCom - a next generation telecom company. Sanjai's work ethic, follow-up, knowledge and overall professionalism were key reasons why we chose his company as a development partner. I hav... **See more**

Interests


Wireless and Telecom In
31,069 members


Startup America Partner
6,916 members


Annamalai University Al
708 followers


On Startups - The Comr
849,208 members


FAU Alumni Association
4,028 members


JOGO Health
851 followers

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